

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

William Robinson
Chief Executive Officer
Renavotio, Inc.
601 South Boulder, Suite 600
Tulsa, Oklahoma 74119

> **Re: Renavotio, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2021**
> **File No. 333-257527**

Dear Mr. Robinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-2365 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services